UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28904 / September 21, 2009

_____

In the Matter of   :
                                                                                                  :
CLOUGH GLOBAL ALLOCATION FUND   :
CLOUGH GLOBAL EQUITY FUND   :
CLOUGH GLOBAL OPPORTUNITIES FUND   :
CLOUGH CAPITAL PARTNERS, L.P.   :
One Post Office Square, 40th Floor   :
Boston, MA 02109   :
                                                                                                  :
(812-13105)   :
                                                                                                  :
_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Clough Global Allocation Fund, Clough Global Equity Fund, Clough Global Opportunities Fund
("Funds") and Clough Capital Partners, L.P. filed an application on July 9, 2004, and
amendments to the application on February 12, 2007, October 14, 2008, July 29, 2009 and
August 24, 2009, requesting an order under section 6(c) of the Investment Company Act of 1940
("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order
permits the Funds to make periodic distributions of long-term capital gains, with respect to their
outstanding common stock as often as monthly in any one taxable year, and as frequently as
distributions are specified by or in accordance with the terms of any outstanding preferred stock
that such Funds may issue.

On August 24, 2009, a notice of the filing of the application was issued (Investment Company
Act Release No. 28850). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Clough Global Allocation Fund, Clough Global Equity Fund, Clough Global Opportunities Fund and Clough Capital Partners, L.P. is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary